FOR IMMEDIATE RELEASE     TSE: COM

CARDIOME AND FUJISAWA SIGN US$68 MILLION PARTNERSHIP AGREEMENT

Vancouver, Canada, and Deerfield, IL, USA October 16, 2003 - Cardiome Pharma Corp (TSX: COM) (Cardiome), and Fujisawa Healthcare, Inc., (Fujisawa Healthcare) the US subsidiary of Fujisawa Pharmaceutical Co., Ltd., today announced execution of a US$68 million (CDN $90 million) strategic partnership agreement for the co-development and Fujisawa Healthcare’s exclusive commercialization of Cardiome’s proprietary intravenous antiarrhythmic agent, RSD1235, subject to customary regulatory approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Under the terms of the agreement, Cardiome and Fujisawa Healthcare will co-develop RSD1235 as an intravenous formulation for the treatment of atrial fibrillation and atrial flutter for North American markets. Cardiome receives an up-front payment of US$10 million upon execution of the agreement. In addition, Cardiome also has the right to place US$4 million of equity with Fujisawa Healthcare at a premium to the 30-day average market price at any time over the next twelve months. Development and commercialization milestone payments totalling US$54 million will be payable to Cardiome on the achievement of specific development and commercial sales targets.

“RSD1235 is an exciting new compound that will allow us to deepen our presence in the cardiovascular market and position Fujisawa Healthcare as a leader in acute cardiovascular care, ” stated Hideo Fukumoto, Chairman and CEO of Fujisawa Healthcare, Inc. “Through our partnership with Cardiome, we hope to provide clinicians with a treatment option that challenges currently available therapies for atrial fibrillation.”

“In partnering RSD1235, Cardiome was looking for a company with a strong cardiovascular franchise and a dedicated in-hospital sales force. With over 10 years of experience in the cardiovascular market with its successful acute use cardiovascular drugs, (Adenoscan® & Adenocard®), we believe Fujisawa Healthcare is the perfect partner for Cardiome” said Bob Rieder, President and CEO of Cardiome. “The deal is a true win-win. We gain a strong partner in Fujisawa Healthcare for the North American markets while retaining both non-North America IV rights and global oral rights to RSD1235. This partnership gives Fujisawa Healthcare access to a potentially great drug in a high value application – one that fits perfectly into their business strategy. We are delighted to have Fujisawa as a partner.”

Fujisawa Healthcare will be financially responsible for 75% of all future clinical development costs with Cardiome responsible for the remaining 25% of costs. All development activities will be jointly managed by employees of both companies. Fujisawa Healthcare will be responsible for the development plan, NDA application and registration, along with the commercial manufacturing, marketing and sale of RSD1235. Cardiome will manage the ongoing Phase III trial known as ACT 1 and the second planned study known as ACT 2. Cardiome will also be responsible for the continued manufacturing of clinical supplies of RSD1235. Cardiome will receive royalties on end-user sales of RSD1235 reflective of Cardiome’s 25% share of development costs and other financial considerations.

Product rights to the IV formulation of RSD1235 for markets outside of North America and world rights to the oral formulation of RSD1235 for chronic atrial fibrillation are not included within the scope of this partnership. Cardiome intends to form future additional alliances for these product opportunities or maintain such opportunities for commercialization on its own.

In 1999 there were 6.2 million cases of atrial arrhythmia in the developed world. The worldwide market for drugs to treat atrial fibrillation, the main category of atrial arrhythmia, was US$1.16 billion in 1999, with approximately $800 million of this in the US alone.

Teleconference call notification

Cardiome will hold an analysts conference call discussing this partnership from 9:00am (PST) to 10:00am (PST) today, Thursday, October 16th. To listen to the call, please dial 1-888-280-8277 or 416-695-9705. The live or archived webcast will be available to all interested parties through our website at www.cardiome.com

About RSD1235

Cardiome’s lead antiarrhythmic product, RSD1235, is an acute-use, intravenous administration treatment for atrial fibrillation. RSD1235 selectively blocks ion channels in the heart that are known to be active during episodes of atrial fibrillation (AF). In a phase II study completed in September of 2002 with new onset AF patients (n=56), RSD1235 terminated AF in 61% of patients versus 5% placebo within 30 minutes of the end of infusion (p=0.0003). In a proof-of-concept oral dosing study in humans completed in December 2002, RSD1235 was also shown to be highly bioavailable, suggesting it could be used for chronic oral therapy. Currently available drugs for AF pose some potentially serious safety concerns. These safety issues include risk of drug induced proarrhythmia, (ventricular fibrillation, heart attack), and other cardiac liabilities. On August 6, 2003, Cardiome initiated a Phase III clinical trial, called ACT 1, for the intravenous administration of RSD1235; this is the first of the three Phase III clinical trials Cardiome plans to conduct to support the application for regulatory approval of RSD1235 in the United States and Canada. ACT 1 will involve studies in approximately 420 patients and will provide data on the level of safety and effectiveness of RSD1235.

About Fujisawa Healthcare, Inc.

Fujisawa Healthcare, Inc., headquartered in Deerfield, IL, develops, manufactures, and markets proprietary pharmaceutical products in the United States and abroad. Fujisawa Healthcare, Inc. is a subsidiary of Fujisawa Pharmaceutical Co., Ltd., based in Osaka, Japan. Fujisawa Pharmaceutical Co., Ltd., founded in 1894, is a leading pharmaceutical manufacturer with over 8,300 employees at international operations in North America, Europe, and Asia. Fujisawa markets a broad range of products in North America in the following therapeutic areas: infectious diseases, dermatology, transplantation and cardiovascular. Additional information on Fujisawa Healthcare, Inc. and its products can be found on the Company’s website at www.fujisawa.com.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a product-focused cardiovascular drug development company. The Company’s mission is to prevent and treat cardiovascular disease. The Company has five drug programs focused on arrhythmias, congestive heart failure and gout. Cardiome is traded on the Toronto Stock Exchange (COM). Further information about Cardiome can be found at www.cardiome.com.

FOR FURTHER INFORMATION:

Cardiome Pharma Corp.
Don Graham
Director of Corporate Communication
(604) 677-6905 ext. 109
Toll Free: 1-800-330-9928
Email: dgraham@cardiome.com

Fujisawa Healthcare Inc.
Maribeth Landwehr
Corporate Communications
(847) 317-8988
Email: maribeth_landwehr@fujisawa.com

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others; those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

“Robert Rieder”

President & Chief Executive Officer